May 20, 2020

Ken Ellington

Staff Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

MSS Series Trust

File Nos. 333-135714 and 811-21927

Dear Mr. Ellington:

On April 20, 2020, you provided oral comments with respect to the Annual Report to Shareholders for each of Fallen Angels Income Fund (“Fallen Angels”) and CCA Aggressive Return Fund (“CCA”) (each a “Fund”), each a separate series of MSS Series Trust (the “Registrant”) for the periods ended July 31, 2019 and November 30, 2019 respectively.  Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Fallen Angels

1.

Comment.  In future shareholder reports, please indicate in the Schedule of Investments the type of structured notes held by Fallen Angels; for example, barrier notes, steepener notes, or capped notes.

Response.  The Registrant confirms that it will indicate the type of structured notes held by Fallen Angels in the fund’s future shareholder reports.

2.

Comment.   The staff notes that 8.56% of Fallen Angel’s net assets were invested in the First America Treasury Obligation Fund during the period ended July 31, 2019 but no AFFE line item was included in the Fallen Angel’s prospectus dated December 1, 2019. Please confirm that any AFFE related to this investment was calculated into the Fallen Angel’s fee calculations.

Response. The Fund’s administrator has recalculated the expenses of the Fund and determined that 0.01% of AFFE should be included in the Fee Table found in the Fund’s prospectus. The Registrant filed a sticker to indicate this change on May 19, 2020.

3.

Comment.  The staff notes that disclosure in Fallen Angel’s prospectus states that copies of the fund’s prospectus SAI, annual report, and semi-annual report may be obtained on the fund’s adviser’s website, amminvest.com, but these documents do not appear to be available on the website. Please update or explain.

Response. The Fallen Angel’s prospectus will be revised to remove the website references during its next annual registration statement update.

CCA

4.

Comment.  With respect to any management fee waivers or expenses paid by CCA’s adviser that are eligible for reimbursement from the fund pursuant to an expense limitation agreement, please disclosure that any repayments would be limited to the lessor of, the expense cap in place at the time of waiver and the current expense cap and insure that the recoupment language is uniform throughout the documents.

Response. The Registrant has reviewed the recoupment language in question and believes that the existing disclosure reflects the distinction that the staff is requesting. The Registrant will consider revising the language in future filings.

5.

Comment.  With respect to Note 9 to the financial statements in CCA’s annual report for the period ended November 30, 2019, please disclosure the average dollar amount of borrowings and the average interest rate as required by Article 6-07(3) of Regulation S-X for future shareholder reports.

Response. The Registrant confirms that it will add the requested disclosure to future CCA shareholder reports.

6.

Comment.  The staff notes that the Registrant’s Form N-CEN filing dated January 31, 2020 contains an Internal Control Report letter signed by CCA’s registered public accounting firm. This letter is dated January 27, 2020, which is one day earlier than the stated date of the firm’s annual audit of CCA. Please explain how the firm can issue a report on internal controls one day before the audit was completed.

Response. The Registrant has discussed this comment with the Fund’s auditor. It was the auditor’s intention to date both letters referenced in the comment as of the same date. The auditor has conveyed its intent to date all future letters as of the same date as appropriate.

7.

Comment. The staff notes that disclosure in CCA’s prospectus states that copies of the fund’s prospectus SAI, annual report, and semi-annual report may be obtained on the fund’s adviser’s website, www.ccafunds.com, but the annual and semi-annual reports do not appear to be available on the website. Additionally, the link the fund’s prospectus on the website appears to be to an outdate prospectus. Please update or explain.

Response. The Fund’s adviser has revised its website to include the Fund’s current prospectus SAI, annual report, and semi-annual report.

Applicable to Both Funds

8.

Comment. The staff notes that each fund contained a beneficial ownership note to its financial statements in its respective annual report. Please explain how large shareholder/shareholder concentration risk is addressed in each fund’s prospectus.

Response. The Registrant notes that while the record ownership of each Fund’s shares may be concentrated in just a few brokers of record through omnibus accounts, the Registrant does not believe that any one shareholder of record of either Fund holds a position that would pose a risk to the applicable Fund.

9.

Comment. The principal investment risks of each fund appear to be in alphabetical order. In each fund’s next annual registration statement update, please reorder the risks to prioritize the risks that are most likely to adversely affect the particular fund’s net asset value, yield, and total return. Please note that after listing the most significant risks by order of important, the remaining risks may be listed in alphabetical order. See ADI 2019-08, "Improving Principal Risks Disclosure".

Response.  The Registrant has given the staff's position, as well as ADI 2019-08, thoughtful consideration.  The Registrant undertakes to evaluate a means of disclosing each fund's most relevant risks ahead of other risks in the combined prospectus.  Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the staff's position into consideration when preparing future filings and will seek to make such a re-ordering to the extent it can do so without potentially misleading shareholders.

If you have any questions or additional comments, please call Joshua Hinderliter at (614) 469-3345.

Very truly yours,

            /s/ Joshua J. Hinderliter

Joshua J. Hinderliter

3